UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 17, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Mrs. Fabiane Reschke Designated Legal Officer of TIM S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, communicates that today, the Company received the resignation of Mr. Jacques Horn to the position of Legal Officer. In his place, Ms. Fabiane Reschke was designated by the Chief Executive Officer, Mr. Alberto Mario Griselli.

The election of Mrs. Fabiane Reschke for the position of Legal Officer is still subject to confirmation at the next meeting of the Company's Board of Directors.

Ms. Fabiane Reschke, Brazilian citizen born in Veranópolis, Rio Grande do Sul, Brazil, with a university degree in Law issued in 1993 by the Pontifical Catholic University of Rio Grande do Sul. Has over 20 years of experience in managing legal departments, 3 years of experience in the broadcasting industry, 13 years of experience in telecommunications and 8 years of experience in the insurance industry. From 1997 to 2000, lawyer at Grupo RBS de Comunicações. Between 2000 and 2007, Legal Director of Terra Networks Brasil S.A, the Internet access provider of the Telefonica Group. Between 2008 and 2011, Legal Director of Telefónica Brasil S.A and Vivo S.A. Between 2011 and 2013, Legal Director of SulAmérica S.A. From 2013 to 2015, Chief Executive Officer of the Presidency Cabinet of Telefónica S.A, and from 2016 to 2022, Legal and Institutional and Governmental Relations Director of SulAmérica S.A.

TIM expresses its gratitude to Mr. Jaques Horn for his commitment and dedication in the performance of his duties throughout his term as Legal Officer, presenting great results and having actively participated in projects of extreme strategic importance for the Company, such as the reorganization and corporate simplification of the TIM Group, implementation of the “Contrato Fácil” as a way to simplify and reduce bureaucracy in the process of contracting services, in addition to actively participating in the acquisition of mobile assets of Oi S.A.

Finally, the Company welcomes Ms. Fabiane for joining our executive team and wishes him success in his new role.

Rio de Janeiro, October 17th, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 17, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer